[CGSH Letterhead]







                                February 13, 2003



                                            Writer's Direct Dial: (212) 225-2102
                                               E-Mail: wcandelaria@cgsh.com


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Office of Edgar and Information Analysis
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Mr. Herbert Scholl

          Re: Form F-4/A File No. 333-102993-01 - Pemex Project Funding Master Trust
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Dear Mr. Scholl:

         We are writing to you on behalf of Petroleos Mexicanos ("PEMEX") and the Pemex Project Funding Master Trust (the "Master Trust") in connection with the electronic filing of PEMEX's Pre-Effective Amendment No. 1 to Registration Statement on Form F-4 (the "Form F-4/A") on February 12, 2003. The filing erroneously included CIK and CCC numbers for the Master Trust as a co-registrant for the filing, although the Master Trust is not in fact a co-registrant.

         To correct this error, and in accordance with Rule 477 of the Securities Act of 1933, as amended, we hereby respectfully request on behalf of the Master Trust that the Form F-4/A with respect to the Master Trust (File No. 333-102993-01) be withdrawn. No securities were sold by the Master Trust in connection with the proposed offering. Below are the filing details corresponding to the filing for which we are requesting withdrawal with respect to the Master Trust:

         Registrant:  Pemex Project Funding Master Trust
         Registrant CIK:  0001157656
         Form Type: F-4/A
         Received Date:  02/12/03 at 17:24
         Accepted Date:  02/12/03 at 17:28
         Filing Date:  02/12/03 at 17:24


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         Please note that the Form F-4/A with respect to PEMEX,
Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals (File Nos. 333-102993, 333-102993-02, 333-102993-03 and
333-102993-04) are otherwise correct and should not be withdrawn.

         Please do not hesitate to contact the undersigned should you have any questions regarding the forgoing request.

                                                           Sincerely,



                                                           William Candelaria

cc:    Michael Pressman
         Securities and Exchange Commission